DOCEBO INC. (the “Company”) Annual General Meeting of Shareholders Held on June 17, 2021 REPORT OF VOTING RESULTS Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2021 Annual General Meeting of Shareholders of the Company held virtually on June 17, 2021. All matters voted upon at the Annual General Meeting of Shareholders of the Company were voted upon by proxy or virtually at the meeting. Full details of the matters are set out in the Company’s management information circular dated May 5, 2021, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. 1. ELECTION OF DIRECTORS Each of the following individuals were elected as directors of the Company for a term expiring at the conclusion of the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The voting results were as follows: Nominee Votes For % of Votes For Votes Withheld % of Votes Withheld Jason Chapnik 23,532,924 98.9% 275,065 1.1% Claudio Erba 23,759,928 99.8% 48,061 0.2% James Merkur 23,759,792 99.8% 48,197 0.2% Kristin Halpin Perry 23,539,776 98.9% 268,213 1.1% Steven E. Spooner 23,361,888 98.1% 446,101 1.9% William Anderson 23,715,019 99.6% 92,970 0.4% Trisha Price 23,715,319 99.6% 92,670 0.4% 2. APPOINTMENT OF AUDITOR KPMG LLP was appointed as the auditor of the Company until the next annual meeting of the shareholders of the Company or until its successor is appointed and the directors of the Company were authorized to fix the remuneration of such auditor. The voting results were as follows: # Votes For % Votes For # Votes Withheld % Votes Withheld 23,283,234 97.3% 647,366 2.7%

Dated this 17th day of June, 2021. DOCEBO INC. By: “Ian Kidson ” Name: Ian Kidson Title: Chief Financial Officer